BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2004

DATE OF REPORT:	August 13, 2004

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"David Newman"	David Newman	04/08/13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

"Peter Tapper"	Peter Tapper	04/08/13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

Item 1.1     Date

The date of this filing is 13 August 2004, for the quarter ended 30 June 2004.

Please refer to the Company's initial Form 51-102F1, filed on 27 May 2004, for further information, which is updated below.

Item 1.2     Overall Performance

The Company has incurred losses to date of $12,006,664, which includes a net loss for the current period of $680,203.

Item 1.4     Results of Operations

Update for the Quarter Ended June 30, 2004

The Company had test oil production from Cheal A3X (permit PEP 38738) of $45,121 for the six months ended June 30, 2004 compared to $138,441 from the New Zealand production-mining permit PMP 38148 for the six months ended June 30, 2003. The Company sold its interest in PMP 38148 in September 2003 with an effective date July 1, 2003 and this is the primary reason for the decrease in revenues and production.

Sales volumes have decreased from 4,806 barrels to 1,340 and natural gas production revenues for the six months ended June 30, 2004 were nil compared to $13,644 for the six months ended June 30, 2003 because of the sale of interest in PMP 38148. Direct production costs and royalties for the six month period were $2,225 against $119,300 for the six months ended June 30, 2003 and the Company had $42,866 net production income compared to $42,012 for the six months ended June 30, 2003.

General and administrative expenses decreased to $835,377 for the six months ended June 30, 2004 compared to that of the six months ended June 30, 2003 of $932,194. The decrease is due to a decrease in Legal costs, Insurance and an increase in Recovery of General and administrative expenses. These gains are partially offset by increases in Salary and wages and foreign exchange loss.

For the six months ended June 30, 2004, the Company had a net loss of $680,203 compared to $1,023,226 for the six months ended June 30, 2003, the decrease being mostly due to the decrease in General and Administrative costs (as above) and interest income earned on surplus cash balances of $174,101 (March 31, 2003 - $15,658). The six months to June 30, 2004 also included $52,566 of write-offs to Oil and Gas Properties relating to permits recently relinquished and $9,227 of stock option compensation expense compared to six months June 30, 2003 costs of $15,531 and $133,171 respectively.

The Company had cash and short-term deposits of $6,215,289 at June 30, 2004 compared to $2,234,287 as of June 30, 2003 and $2,234,287 at December 31, 2003. Working capital as at June 30, 2004 was $4,562,532 against $1,124,437 for June 30, 2003 and $1,767,967 for December 31, 2003. Operating activities provided $389,780 in cash during the six months ended June 30, 2004 compared to $679,024 in the six months to June 30, 2003. $2,095,645 was invested in the Company's oil and gas exploration activities described herein versus $650,640 for the six months ended June 30, 2003, whilst there was $38,685 spent on property and equipment in the six months to June 30, 2004 (2003 – $114). Financing

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

activities raised $5,725,552 for the six months to June 30, 2004 compared to $873,618 for the six months to June 30, 2003. The net effect of these transactions was an increase in cash of $3,981,002 for the six months to June 30, 2004 compared to $901,888 for the comparable six months to June 30, 2003.

Item 1.5     Summary of Quarterly results

	Three Month Period Ended June 30, 2004 $	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Dec 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $	Three Month Period Ended Mar 31, 2003 $	Three Month Period Ended Dec 31, 2002 $	Three Month Period Ended Sept 30, 2002 $
Net Production Income	42,866	-	11,613	15,230	(126,889)	(61,244)	(213,895)	252,928
Net Income (loss) for the period	(416,186)	(264,017)	(958,538)	1,930,587	(493,044)	(431,389)	(3,208,821)	(177,125)
Basic earnings (loss) per share	(0.03)	(0.02)	(0.12)	0.25	(0.06)	(0.06)	(0.47)	(0.03)
Diluted earnings (loss) per share	(0.03)	(0.02)	(0.12)	0.25	(0.06)	(0.06)	(0.47)	(0.03)

Due to net losses incurred during 2002 and 2004, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years and hence has not shown the impacts of these on the Net Income and basic/diluted earnings per share.

Item 1.6     Liquidity

The Company had cash and short-term deposits of $6,215,289 at June 30, 2004 compared to $2,194,715 as of June 30, 2003 and $2,234,287 at December 31, 2003. Working capital as at June 30, 2004 was $4,562,532 against $1,415,643 for June 30, 2003 and $1,767,967 for December 31, 2003. Operating activities provided $389,780 in cash during the six months ended June 30, 2004 compared to $679,024 in the six months ended the June 30 2003. $2,095,645 was invested in the Company's oil and gas exploration activities described herein versus $650,640 for the six months ended June 30, 2003, whilst there was $38,685 spent on property and equipment in the six months ended June 30, 2003 (2003 – $114). Financing activities raised $5,725,552 for the six months ended June 30, 2004 compared to $873,618 for six months ended June 30, 2003. The net effect of these transactions was an increase in cash of $3,981,002 for the six months ended June 30, 2004 compared to $901,888 for the comparable six months ended June 30, 2003.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

The Company's working capital is not sufficient to fund all of its obligations (Refer to the Table of Contractual and Other Obligations below) with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would mean that the Company could cease its involvement in certain permits, resulting in the relinquishment of such permits and the write-off of related Capitalized Petroleum Expenditure. There would be no adverse material effect on the Company's liquidity.

The Company has the following commitments for Capital Expenditure:

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	17,871	17,871	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations (1)	17,400,000	7,300,000	10,100,000	-	-
Total Contractual or Other Obligations	17,417,871	7,317,871	10,100,000	-	-

(1) The Other Long Term Obligations that the Company has are in respect of the Company's share of expected exploration permit obligations. The Other Long Term Obligations are the Company's present estimates of future expenditure required to maintain the current permits in good standing. If the permits are not likely to be maintained in good standing the Company has the ability to relinquish the permits before the obligation falls due.

Item 1.7     Capital Resources

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's management estimates that the total commitments for the remainder of fiscal year 2004, under various agreements, are approximately $7,300,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,500,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, this permit then will be relinquished, with a consequent write-off of Oil and Gas Properties of $778,071. Such action would have no impact on the cash resources of the company.

The Company's commitments under licence obligations are summarized in the Table in section 1.6 – Liquidity.

This is the Company's share of commitments as recorded on various licence documents, but the Company intends to "Farm-Out" major expenditures and will either Farm-out interests in

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

Item 1.8     Off-Balance Sheet Arrangements

The Company in relation to its permit obligations has periodically reduced its exposure in oil and gas properties by farming out to other participants. A significant farm out was entered into in the June quarter, which would be likely to have an effect on results of operations or financial condition, relating to PEP 38738 and Genesis.

These arrangements made with Genesis, completed after the end of the quarter (as referred to in the Company's interim financial statements for the period ended June 30, 2004 (Note 13(a) – Subsequent Events)), are significant to the Company's financial condition, because they relieve the Company of its obligation to pay its share of the Cardiff-2 well expenses up to a capped limit to be met by Genesis, and potentially provides a purchaser for any gas found if the well is successful.

Item 1.9     Related Party Transactions

Refer to Note 4 of the Company's interim financial statements for the period ended June 30, 2004.

Item 1.11     Proposed Transactions

Cheal-A3X Production Testing Update – refer to Note 13(b) in the Company's interim financial statements for the period ended June 30, 2004.

Item 1.12     Critical Accounting Estimates

The Company's financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Item 1.13     Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended June 30, 2004.

Item 1.14     Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue

As at June 30, 2004, the Company had sold no gas under the gas prepayment agreement with NGC New Zealand Limited (NGC), but had signed a contract in January 2004 for the sale of gas from the Kahili gas-condensate field. As at June 30, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

b) Convertible Notes

The Convertible Notes issued on January 5, 2004, for $250,000 each have not been exercised and remain outstanding.

c) Incentive Stock Options

The Company adopted a Share Option Plan on 25 June 2004, as noted in the Company's interim financial statements (Note 6(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost at June 30, 2004 are set out in the Company's interim financial statements for the period ended June 30, 2004 (see Note 6(b)). Since balance date, 10,000 options have been exercised at US$1.15 each.

d) Share Purchase Warrants

The share purchase warrants to purchase shares of the Company outstanding at June 30, 2004 are set out in the Company's interim financial statements for the period ended June 30, 2004 (see Note 6(c)). Since balance date, all of the 1,250,000 warrants (expiry Sept 6, 2004) have been exercised at US$1.15.

1.15     Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at August 13, 2004):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	14,115,947
Listed warrants (NZSX only: trading symbol APXWA)	1,994,500	5 January 2005	Exercisable for 1 common share each at NZ$2.10 (US$1.37)
Series A Warrants	836,845	5 January 2005	Exercisable for 1 common share each at $1.50
Warrants	nil	6 September 2004	Exercisable for 1 common share each at $1.15
Convertible notes	2	5 January 2005	Exercisable for 227,273 common shares and 227,273 warrants (exercisable at $1.15) each

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

Warrants	555,569	5 January 2005	Exercisable for 1 common share each at NZ$1.85 (US$1.22)
Incentive Stock Options	1,010,000 (vested)	Various (6 Jul 2005 to 15 Oct 2008)	Exercisable for 1 common share each at $1.00 to $1.25
Total common shares issuable upon exercise or conversion (as at 13 August 2004)	5,306,006

"Dr. David Bennett"
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.